SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MOTOROLA, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 par value per share
(Title of Class of Securities)

620076109
(CUSIP Number of Class of Securities)

Greg A. Lee
Senior Vice President, Human Resources
1303 East Algonquin Road
Schaumburg, Illinois 60196
(847) 576-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

Copies to:
Craig A. Roeder
Christopher M. Bartoli
Baker & McKenzie LLP
One Prudential Plaza, Suite 3500
130 East Randolph Drive
Chicago, Illinois 60601
(312) 861-8000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$163,439,907	$9,119.95

*	Calculated solely for purposes of determining the applicable filing fee. This amount assumes that options to purchase 112,338,621 shares of common stock of Motorola, Inc. having an aggregate value of $163,439,907 as of May 11, 2009 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black—Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of the transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet
Item 2. Subject Company Information
Item 3. Identity and Background of Filing Person
Item 4. Terms of the Transaction
Item 5. Past Contacts, Transactions, Negotiations and Arrangements
Item 6. Purposes of the Transaction and Plans or Proposals
Item 7. Source and Amount of Funds or Other Consideration
Item 8. Interest in Securities of the Subject Company
Item 9. Person/Assets, Retained, Employed, Compensated or Used
Item 10. Financial Statements
Item 11. Additional Information
Item 12. Exhibits
Item 13. Information Required by Schedule 13E-3
SIGNATURE
INDEX TO EXHIBITS
EX-99.(A)(1)(A)
EX-99.(A)(1)(B)
EX-99.(A)(1)(C)
EX-99.(A)(1)(D)
EX-99.(A)(1)(E)
EX-99.(A)(1)(F)
EX-99.(A)(1)(G)
EX-99.(A)(1)(H)
EX-99.(A)(1)(I)
EX-99.(A)(1)(J)
EX-99.(A)(1)(K)
EX-99.(A)(1)(L)
EX-99.(A)(1)(M)
EX-99.(D)(1)(G)
EX-99.(D)(1)(H)
EX-99.(D)(1)(I)
EX-99.(D)(1)(K)
EX-99.(D)(1)(L)

     This Tender Offer Statement on Schedule TO relates to a one-time Stock Option Exchange Program (the “Program”) offered by Motorola, Inc., a Delaware corporation (“Motorola” or the “Company”), under which Eligible Employees (as defined below) will be permitted to exchange outstanding stock options to purchase up to an aggregate of 112,338,621 shares of the Company’s common stock as of April 22, 2009, whether vested or unvested, that were granted prior to June 1, 2007, expire after December 31, 2009 and have an exercise price equal to or greater than $12.00 per share (“Eligible Options”).
     Eligible Options may be exchanged for a lesser number of stock options (“Replacement Options”) that will be granted under the Motorola Omnibus Incentive Plan of 2006 upon the terms and subject to the conditions set forth in (1) the Offer to Exchange Certain Outstanding Options for Replacement Options dated May 14, 2009 (the “Offer to Exchange”) attached as Exhibit (a)(1)(A); (2) the email announcement of the Launch of the Program dated May 14, 2009 from the Company’s Co-Chief Executive Officers, Gregory Q. Brown and Sanjay K. Jha attached as Exhibit (a)(1)(B); (3) Summary of the Program Brochure attached as Exhibit (a)(1)(C); (4) Transcript of the Stock Option Exchange Overview attached as Exhibit (a)(1)(D); (5) Transcript of the Video Commentary on stock option exchange programs attached as Exhibit (a)(1)(E); (6) the Paper Election Form for Email or Facsimile Transmission attached as Exhibit (a)(1)(F); (7) the Confirmation of Receipt of Election Form attached as Exhibit (a)(1)(G); and (8) Screen Shots of the Program website attached as Exhibit (a)(1)((H). These documents, as they may be amended or supplemented from time to time, are referred to together as the “Disclosure Documents.”
     “Eligible Employees” refers to all employees of Motorola or our subsidiaries who are employees (including employees on a leave of absence) at the time of the commencement of the Program located in the United States and the countries listed on Schedule C of this Offer to Exchange, who remain employees through the date on which Replacement Options are granted, and who hold Eligible Options. Motorola’s directors and executive officers (as defined under Rule 3b-7 of the Securities Exchange Act of 1934, as amended) and members of the Motorola senior leadership team are not eligible to participate in the Program.
     The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated herein by reference to respond to the items required in this Schedule TO.
Item 1. Summary Term Sheet.
     The information set forth under “Summary Term Sheet” in the Offer to Exchange is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and Address.
     Motorola is the issuer of the securities to be offered pursuant to the Program. The address of Motorola’s principal executive office is 1303 East Algonquin Road, Schaumburg, Illinois 60196, and the telephone number at that address is (847) 576-5000. The information set forth in the Offer to Exchange under “The Program—Information Concerning Motorola/Financial Information” is incorporated herein by reference.
     (b) Securities.

(2)

     The subject class of securities consists of the Eligible Options. As of April 22, 2009, options to purchase approximately 112,338,621 shares of the Company’s common stock were eligible for exchange in the Offer. The actual number of shares of common stock subject to the Replacement Options to be issued pursuant to the Program will depend on the number of shares of common stock subject to the Eligible Options tendered by Eligible Employees and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under “Summary Term Sheet”, “Risks of Participating in the Program” and the sections under “The Program” titled “ Eligible Options”, “Expiration Date,” “Acceptance of Options for Exchange and Issuance of Replacement Options”, “Replacement Options”, and “Terms of Replacement Options/Vesting Requirements” is incorporated herein by reference.
     (c) Trading Market and Price.
     The information set forth in the Offer to Exchange under the “The Program—Price Range of Shares Underlying the Options” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a) Name and Address.
     The filing person is the Company. The information set forth under Item 2(a) above is incorporated by reference.
     Pursuant to General Instruction C to Schedule TO, the information set forth under Schedule A and Schedule B to the Offer to Exchange is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a) Material Terms.
     The information set forth in the Offer to Exchange under “Summary Term Sheet” and under “The Program” and Schedule C attached to the Offer to Exchange is incorporated herein by reference.
     (b) Purchases.
     The information set forth in the Offer to Exchange under “The Program—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Arrangements.
     (e) Agreements Involving the Subject Company’s Securities.
     The information set forth in the Offer to Exchange under “Summary Term Sheet” and the sections under “The Program” titled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options”, “Terms of Eligible Options”, “Terms of Replacement Options/Vesting Requirements” and “Summary of the 2006 Plan” is incorporated herein by reference. See also the equity incentive plans and award and related agreements attached hereto or incorporated herein by reference as exhibits (d)(1)(A) to (d)(1)(M).

(3)

Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) Purposes.
     The information set forth in the Offer to Exchange under “Summary Term Sheet” and “The Program—Purpose of the Program” is incorporated herein by reference.
     (b) Use of Securities Acquired.
     The information set forth in the Offer to Exchange under the sections under “The Program” titled “Acceptance of Options for Exchange and Issuance of Replacement Options”, “Status of Exchanged Options Acquired by Us in the Program”; and “Accounting Consequences of the Program” is incorporated herein by reference.
     (c) Plans.
     The information set forth in the Offer to Exchange under “The Program—Purpose of the Program” is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) Source of Funds.
      The information set forth in the Offer to Exchange under the sections under “The Program” titled “Replacement Options” and “Terms of Replacement Options/Vesting Requirements” is incorporated herein by reference.
     (b) Conditions.
     The information set forth in the Offer to Exchange under “The Program—Conditions of the Program” is incorporated herein by reference.
     (d) Borrowed Funds.
     Not applicable.
Item 8. Interest in Securities of the Subject Company.
     (a) Securities Ownership.
     The information set forth in the Offer to Exchange under “The Program—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.
     (b) Securities Transactions.
     The information set forth in the Offer to Exchange under “The Program—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

(4)

Item 9. Person/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations.
     Not applicable.
Item 10. Financial Statements.
     (a) Financial Information.
     The information set forth in Part II, Item 8, “Financial Statements and Supplementary Data”, of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008; Part I, Item 1, “Financial Statements”, of the Company’s Quarterly Report on Form 10-Q for the quarter ended April 4, 2009; and the Offer to Exchange under the sections under “The Program” titled “Information Concerning Motorola/Financial Information” and “Additional Information” is incorporated herein by reference. The Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov.
     (b) Pro Forma Information.
     Not applicable.
Item 11. Additional Information.
     (a) Agreements, Regulatory Requirements and Legal Proceedings.
     The information set forth in the Offer to Exchange under the sections under “The Program” titled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” and “Legal Matters and Regulatory Approvals” is incorporated herein by reference. See also the compensatory agreements attached hereto or incorporated herein by reference as exhibits (d)(1)(A) to (d)(1) (TT).
     (b) Other Material Information.
     Not applicable.
Item 12. Exhibits.

*(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Replacement Options dated May 14, 2009.

*(a)(1)(B)	Email Announcement of the Launch of the Stock Option Exchange Program dated May 14, 2009 from the Company’s Co-Chief Executive Officers, Gregory Q. Brown and Sanjay K. Jha.

*(a)(1)(C)	Summary of the Motorola Stock Option Exchange Program Brochure.

*(a)(1)(D)	Transcript of the Stock Option Exchange Program Overview.

*(a)(1)(E)	Transcript of the Video Commentary on stock option exchange programs.

(5)

*(a)(1)(F)	Paper Election Form for Email or Facsimile Transmission.

*(a)(1)(G)	Confirmation of Receipt of Election Form.

*(a)(1)(H)	Screen Shots of Program Website.

*(a)(1)(I)	Form of Emails to Employees with Initial Login ID and Password information.

*(a)(1)(J)	Form of Reminder Email.

*(a)(1)(K)	Form of Email to Eligible Employees who have not logged into Program website.

*(a)(1)(L)	Form of Email to Eligible Employees who have logged into Program website but not participated.

*(a)(1)(M)	Form of Netherlands Specific Agreement.

(b)	Not applicable.

(d)(1)(A)	The Motorola Omnibus Incentive Plan of 2006, as amended and restated on May 4, 2009, incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221).

(d)(1)(B)	The Motorola Omnibus Incentive Plan of 2003, as amended and restated on May 4, 2009, incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221).

(d)(1)(C)	The Motorola Omnibus Incentive Plan of 2002, as amended and restated on May 4, 2009, incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221).

(d)(1)(D)	The Motorola Omnibus Incentive Plan of 2000, as amended and restated on May 4, 2009, incorporated by reference to Exhibit 10.8 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221).

(d)(1)(E)	The Motorola Amended and Restated Incentive Plan of 1998, as amended and restated on May 4, 2009, incorporated by reference to Exhibit 10.9 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221).

(d)(1)(F)	The Motorola Compensation/Acquisition Plan of 2000, as amended and restated on May 4, 2009, incorporated by reference to Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221).

*(d)(1)(G)	Form of Motorola, Inc. Award Document – Terms and Conditions Related To Employees Nonqualified Stock Options relating to the Motorola Omnibus Incentive Plan of 2006 for Replacement Options to be granted on or about June 12, 2009.

(6)

*(d)(1)(H)	Form of Motorola, Inc. Award Document – Terms and Conditions Related To Employees Nonqualified Stock Options relating to the Motorola Omnibus Incentive Plan of 2006 (broker-assisted-mandatory cashless) for Replacement Options to be granted on or about June 12, 2009.

*(d)(1)(I)	Form of Motorola Stock Option Consideration Agreement in connection with the Replacement Option grant to be made on or about June 12, 2009.

(d)(1)(J)	Form of Motorola, Inc. Award Document-Terms and Conditions Related to Employee Nonqualified Stock Options relating to the Motorola Omnibus Incentive Plan of 2006 for grants on or after February 11, 2007, incorporated by reference to Exhibit 10.37 to Motorola’s Report on Form 8-K filed on February 15, 2007 (File No. 1-7221).

*(d)(1)(K)	Form of Motorola, Inc. Award Document – Terms and Conditions Related to Employee Nonqualified Stock Options, broker-assisted (mandatory cashless) for grants on or after February 11, 2007.

*(d)(1)(L)	Form of Motorola, Inc. Award Document – Terms and Conditions Related to Employee French Qualified Stock Options for grants on or after February 11, 2007.

(d)(1)(M)	Form of Motorola Stock Option Consideration Agreement for grants on or after February 11, 2007, incorporated by reference to Exhibit 10.4 to Motorola’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (File No. 1-7221).

(d)(1)(N)	Form of Motorola, Inc. Restricted Stock Unit Agreement relating to the Motorola Omnibus Incentive Plan of 2006 for grants to Appointed Vice Presidents and Elected Officers, effective January 1, 2009, incorporated by reference to Exhibit No. 10.4 to Motorola’s annual report on Form 10-K for the fiscal year ending December 31, 2008.

(d)(1)(O)	Motorola, Inc. Award Document for the Motorola Omnibus Incentive Plan of 2006, Terms and Conditions Related to Employee Nonqualified Stock Options granted to Gregory Q. Brown on January 31, 2008 (Market-based vesting), incorporated by reference to Exhibit 10.9 to Motorola’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (File No. 1-7221).

(d)(1)(P)	Form of Motorola Stock Option Consideration Agreement for Gregory Q. Brown for grants on or after January 31, 2008, incorporated by reference to Exhibit 10.10 to Motorola’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (File No. 1-7221).

(d)(1)(Q)	Form of Motorola, Inc. Restricted Stock Unit Award Agreement for Gregory Q. Brown relating to the Motorola Omnibus Incentive Plan of 2006 for grants on or after January 31, 2008, incorporated by reference to Exhibit No. 10.11 to Motorola’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (File No. 1-7221).

(d)(1)(R)	Amendment approved on December 30, 2008 to the form of Restricted Stock Unit Award Agreements described above as Exhibits (d)(1)(N) and (d)(1)(Q), incorporated by reference to Exhibit 10.22 to Motorola’s Report on Form 10-K for the fiscal year ended December 31, 2008, (File No. 1-7221).

(7)

(d)(1)(S)	Form of Motorola, Inc. Award Document-Terms and Conditions Related to Employee Nonqualified Stock Options for Gregory Q. Brown, relating to the Motorola Omnibus Incentive Plan of 2006 for grants on or after May 7, 2009, incorporated by reference to Exhibit No. 10.13 to Motorola’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221).

(d)(1)(T)	Form of Stock Option Consideration Agreement for Gregory Q. Brown for grants on or after May 7, 2009, incorporated by reference to Exhibit No. 10.14 to Motorola’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221).

(d)(1)(U)	Form of Motorola, Inc. Restricted Stock Unit Award Agreement for Gregory Q. Brown relating to the Motorola Omnibus Incentive Plan of 2006, for grants on or after May 7, 2009, incorporated by reference to Exhibit No. 10.15 to Motorola’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221).

(d)(1)(V)	Form of Deferred Stock Units Agreement between Motorola, Inc. and its non-employee directors, relating to the deferred stock units issued in lieu of cash compensation to directors under the Motorola Omnibus Incentive Plan of 2006 or any successor plan, for acquisitions on or after February 11, 2007, incorporated by reference to Exhibit 10.8 to Motorola’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (File No. 1-272210).

(d)(1)(W)	Form of Deferred Stock Units Award Agreement between Motorola, Inc. and its non-employee directors under the Motorola Omnibus Incentive Plan of 2006 or any successor plan for grants on or after February 11, 2007, incorporated by reference to Exhibit 10.9 to Motorola’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (File No. 1-27221).

(d)(1)(X)	Form of Motorola, Inc. Award Document—Terms and Conditions Related to Non-Employee Director Nonqualified Stock Options relating to the Motorola Omnibus Incentive Plan of 2002 , incorporated by reference to Exhibit 10.2 to Motorola’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 30, 2002 (File No. 1-7221).

(d)(1)(Y)	Form of Deferred Stock Units Agreement between Motorola, Inc. and its non-employee directors, relating to the deferred stock units issued in lieu of cash compensation to directors under the Motorola Omnibus Incentive Plan of 2003 or any successor plan, for acquisitions from January 1, 2006 to February 11, 2007, incorporated by reference to Exhibit No. 10.25 to Motorola’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 1-7221).

(d)(1)(Z)	Motorola Non-Employee Directors Stock Plan, as amended and restated on May 6, 2003, incorporated by reference to Exhibit 10.20 to Motorola’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2003 (File No. 1-7221).

(d)(1)(AA)	2009 Motorola Incentive Plan, incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K filed on March 20, 2009 (File No. 1-7221).

(d)(1)(BB)	2009 Performance Measures under the 2009 Motorola Incentive Plan, incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 8-K filed on March 20, 2009 (File No. 1-7221).

(d)(1)(CC)	Motorola Long-Range Incentive Plan (LRIP) of 2009, incorporated by reference to Exhibit 10.3 to Motorola’s Form 8-K filed on March 20, 2009 (File No. 1- 7221).

(8)

(d)(1)(DD)	2009 Performance Measures under the Motorola Long Range Incentive Plan of 2009, incorporated by reference to Exhibit 10.4 to Motorola’s Form 8-K filed on March 20, 2009 (File No. 1-7221).

(d)(1)(EE)	Motorola Elected Officers Supplementary Retirement Plan, as amended through May 8, 2007, incorporated by reference to Exhibit No. 10.29 to Motorola’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007 (File No. 1-7221).

(d)(1)(FF)	First Amendment to the Motorola Elected Officers Supplementary Retirement Plan, adopted December 15, 2008, incorporated by reference to Exhibit 10.1 to Motorola’s Report on Form 8-K filed on December 17, 2008 (File No. 1-7221).

(d)(1)(GG)	Motorola Management Deferred Compensation Plan, as amended through May 2, 2006 (incorporated by reference to Exhibit No. 10.29 to Motorola’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2006 (File No. 1-7221)).

(d)(1)(HH)	Motorola, Inc. Senior Officer Amended and Restated Change in Control Severance Plan, incorporated by reference to Exhibit 10.44 to Motorola’s Report on Form 10-K for the fiscal year ended December 31, 2008 (File No. 1-7221).

(d)(1)(II)	Motorola, Inc. Executive Severance Plan, as amended through December 31, 2008, Effective October 1, 2008, incorporated by reference to Exhibit 10.45 to Motorola’s Report on Form 10-K for the fiscal year ended December 31, 2008 (File No. 1-7221).

(d)(1)(JJ)	Motorola, Inc. Retiree Basic Life Insurance for Elected Officers prior to January 1, 2004 who retire after January 1, 2005 (incorporated by reference to Exhibit 10.36 to Motorola’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (File No. 1-7221)).

(d)(1)(KK)	Arrangement for directors’ fees and retirement plan for non-employee directors (description incorporated by reference from the information under the caption “How Are the Directors Compensated?” of Motorola’s Proxy Statement for the Annual Meeting of Stockholders to be held on May 4, 2009 (“Motorola Proxy Statement”)).

(d)(1)(LL)	Insurance covering non-employee directors and their spouses (including a description incorporated by reference from the information under the caption “Director Retirement Plan and Insurance Coverage” of the Motorola Proxy Statement and to Exhibit 10.57 to Motorola’s Report on Form 10-Q for the fiscal quarter ended March 29, 2008 (File No. 1-7221)).

(d)(1)(MM)	Employment Agreement dated August 27, 2008 by and between Motorola, Inc. and Gregory Q. Brown (incorporated by reference to Exhibit 10.1 to Motorola’s Report on Form 8-K filed on August 29, 2008 (File No. 1-7221)).

(d)(1)(NN)	Amendment made on December 15, 2008 to the Employment Agreement dated August 27, 2008 by and between Motorola, Inc. and Gregory Q. Brown, incorporated by reference to Exhibit 10.50 to Motorola’s Report on Form 10-K for the fiscal year ended December 31, 2008 (File No. 1-7221).

(d)(1)(OO)	Employment Agreement dated August 4, 2008 by and between Motorola, Inc. and Sanjay K. Jha (incorporated by reference to Exhibit 10.1 to Motorola’s Report on Form 8-K filed on August 4, 2008 (File No. 1-7221)).

(d)(1)(PP)	Amendment made on December 15, 2008 to the Employment Agreement dated

(9)

August 4, 2008 by and between Motorola, Inc. and Sanjay K. Jha, incorporated by reference to Exhibit 10.52 to Motorola’s Report on Form 10-K for the fiscal year ended December 31, 2008 (File No. 1-7221).

(d)(1)(QQ)	Description of Certain Compensatory Arrangements between Motorola, Inc. and Gregory Q. Brown and between Motorola, Inc. and Sanjay K. Jha, as of December 15, 2008, incorporated by reference to Exhibit 10.53 to Motorola’s Report on Form 10-K for the fiscal year ended December 31, 2008, (File No. 1-7221).

(d)(1)(RR)	Amended and Restated Employment Agreement between Thomas J. Meredith and Motorola, Inc. (As Amended January 30, 2008) (incorporated by reference to Exhibit 10.48 to Motorola’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (File No. 1-7221)).

(d)(1)(SS)	Aircraft Time Sharing Agreement dated May 4, 2009, by and between Motorola, Inc. and Gregory Q. Brown, incorporated by reference to Exhibit No. 10.11 to Motorola’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221).

(d)(1)(TT)	Aircraft Time Sharing Agreement dated May 4, 2009, by and between Motorola, Inc. and Sanjay K. Jha, incorporated by reference to Exhibit No. 10.12 to Motorola’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221).

(g)	Not applicable

(h)	Not applicable.

*	Filed herewith
Item 13. Information Required by Schedule 13E-3.
     (h) Not applicable

(10)

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

MOTOROLA, INC.
/s/ Greg A. Lee
Greg A. Lee,
Senior Vice President, Human Resources, Motorola,, Inc.
Date: May 14, 2009

INDEX TO EXHIBITS

Exhibit
Number	Description

*(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Replacement Options dated May 14, 2009.

*(a)(1)(B)	Email Announcement of the Launch of the Stock Option Exchange Program dated May 14, 2009 from the Company’s Co-Chief Executive Officers, Gregory Q. Brown and Sanjay K. Jha.

*(a)(1)(C)	Summary of the Motorola Stock Option Exchange Program Brochure.

*(a)(1)(D)	Transcript of the Stock Option Exchange Program Overview.

*(a)(1)(E)	Transcript of the Video Commentary on stock option exchange programs.

*(a)(1)(F)	Paper Election Form for Email or Facsimile Transmission.

*(a)(1)(G))	Confirmation of Receipt of Election Form.

*(a)(1)(H)	Screen Shots of Program Website.

*(a)(1)(I)	Form of Emails to Employees with Initial Login ID and Password information.

*(a)(1)(J)	Form of Reminder Email.

*(a)(1)(K)	Form of Email to Eligible Employees who have not logged into Program website.

*(a)(1)(L)	Form of Email to Eligible Employees who have logged into Program website but not participated.

*(a)(1)(M)	Form of Netherlands Specific Agreement.

(b)	Not applicable.

(d)(1)(A)	The Motorola Omnibus Incentive Plan of 2006, as amended and restated on May 4, 2009, incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221).

(d)(1)(B)	The Motorola Omnibus Incentive Plan of 2003, as amended and restated on May 4, 2009, incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221).

Exhibit
Number	Description

(d)(1)(C)	The Motorola Omnibus Incentive Plan of 2002, as amended and restated on May 4, 2009, incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221).

(d)(1)(D)	The Motorola Omnibus Incentive Plan of 2000, as amended and restated on May 4, 2009, incorporated by reference to Exhibit 10.8 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221).

(d)(1)(E)	The Motorola Amended and Restated Incentive Plan of 1998, as amended and restated on May 4, 2009, incorporated by reference to Exhibit 10.9 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221).

(d)(1)(F)	The Motorola Compensation/Acquisition Plan of 2000, as amended and restated on May 4, 2009, incorporated by reference to Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221).

*(d)(1)(G)	Form of Motorola, Inc. Award Document – Terms and Conditions Related To Employees Nonqualified Stock Options relating to the Motorola Omnibus Incentive Plan of 2006 for Replacement Options to be granted on or about June 12, 2009.

*(d)(1)(H)	Form of Motorola, Inc. Award Document – Terms and Conditions Related To Employees Nonqualified Stock Options relating to the Motorola Omnibus Incentive Plan of 2006 (broker-assisted-mandatory cashless) for Replacement Options to be granted on or about June 12, 2009.

*(d)(1)(I)	Form of Motorola Stock Option Consideration Agreement in connection with the Replacement Option grant to be made on or about June 12, 2009.

(d)(1)(J)	Form of Motorola, Inc. Award Document-Terms and Conditions Related to Employee Nonqualified Stock Options relating to the Motorola Omnibus Incentive Plan of 2006 for grants on or after February 11, 2007, incorporated by reference to Exhibit 10.37 to Motorola’s Report on Form 8-K filed on February 15, 2007 (File No. 1-7221).

*(d)(1)(K)	Form of Motorola, Inc. Award Document – Terms and Conditions Related to Employee Nonqualified Stock Options, broker-assisted (mandatory cashless) for grants on or after February 11, 2007.

*(d)(1)(L)	Form of Motorola, Inc. Award Document – Terms and Conditions Related to Employee French Qualified Stock Options for grants on or after February 11, 2007.

Exhibit
Number	Description

(d)(1)(M)	Form of Motorola Stock Option Consideration Agreement for grants on or after February 11, 2007, incorporated by reference to Exhibit 10.4 to Motorola’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (File No. 1-7221).

(d)(1)(N)	Form of Motorola, Inc. Restricted Stock Unit Agreement relating to the Motorola Omnibus Incentive Plan of 2006 for grants to Appointed Vice Presidents and Elected Officers, effective January 1, 2009, incorporated by reference to Exhibit No. 10.4 to Motorola’s annual report on Form 10-K for the fiscal year ending December 31, 2008.

(d)(1)(O)	Motorola, Inc. Award Document for the Motorola Omnibus Incentive Plan of 2006, Terms and Conditions Related to Employee Nonqualified Stock Options granted to Gregory Q. Brown on January 31, 2008 (Market-based vesting), incorporated by reference to Exhibit 10.9 to Motorola’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (File No. 1-7221).

(d)(1)(P)	Form of Motorola Stock Option Consideration Agreement for Gregory Q. Brown for grants on or after January 31, 2008, incorporated by reference to Exhibit 10.10 to Motorola’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (File No. 1-7221).

(d)(1)(Q)	Form of Motorola, Inc. Restricted Stock Unit Award Agreement for Gregory Q. Brown relating to the Motorola Omnibus Incentive Plan of 2006 for grants on or after January 31, 2008, incorporated by reference to Exhibit No. 10.11 to Motorola’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (File No. 1-7221).

(d)(1)R)	Amendment approved on December 30, 2008 to the form of Restricted Stock Unit Award Agreements described above as Exhibits (d)(1)(N) and (d)(1)(Q), incorporated by reference to Exhibit 10.22 to Motorola’s Report on Form 10-K for the fiscal year ended December 31, 2008, (File No. 1-7221).

(d)(1)(S)	Form of Motorola, Inc. Award Document-Terms and Conditions Related to Employee Nonqualified Stock Options for Gregory Q. Brown, relating to the Motorola Omnibus Incentive Plan of 2006 for grants on or after May 7, 2009, incorporated by reference to Exhibit No. 10.13 to Motorola’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221).

(d)(1)(T)	Form of Stock Option Consideration Agreement for Gregory Q. Brown for grants on or after May 7, 2009, incorporated by reference to Exhibit No. 10.14 to Motorola’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221).

(d)(1)(U)	Form of Motorola, Inc. Restricted Stock Unit Award Agreement for Gregory Q. Brown relating to the Motorola Omnibus Incentive Plan of 2006, for grants on or after May 7, 2009, incorporated by reference to Exhibit No. 10.15 to Motorola’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221).

Exhibit
Number	Description

(d)(1)(V)	Form of Deferred Stock Units Agreement between Motorola, Inc. and its non-employee directors, relating to the deferred stock units issued in lieu of cash compensation to directors under the Motorola Omnibus Incentive Plan of 2006 or any successor plan, for acquisitions on or after February 11, 2007, incorporated by reference to Exhibit 10.8 to Motorola’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (File No. 1-272210).

(d)(1)(W)	Form of Deferred Stock Units Award Agreement between Motorola, Inc. and its non-employee directors under the Motorola Omnibus Incentive Plan of 2006 or any successor plan for grants on or after February 11, 2007, incorporated by reference to Exhibit 10.9 to Motorola’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (File No. 1-27221).

(d)(1)(X)	Form of Motorola, Inc. Award Document—Terms and Conditions Related to Non-Employee Director Nonqualified Stock Options relating to the Motorola Omnibus Incentive Plan of 2002, incorporated by reference to Exhibit 10.2 to Motorola’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 30, 2002 (File No. 1-7221).

(d)(1)(Y)	Form of Deferred Stock Units Agreement between Motorola, Inc. and its non-employee directors, relating to the deferred stock units issued in lieu of cash compensation to directors under the Motorola Omnibus Incentive Plan of 2003 or any successor plan, for acquisitions from January 1, 2006 to February 11, 2007, incorporated by reference to Exhibit No. 10.25 to Motorola’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 1-7221).

(d)(1)(Z)	Motorola Non-Employee Directors Stock Plan, as amended and restated on May 6, 2003, incorporated by reference to Exhibit 10.20 to Motorola’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2003 (File No. 1-7221).

(d)(1)(AA)	2009 Motorola Incentive Plan, incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K filed on March 20, 2009 (File No. 1-7221).

(d)(1)(BB)	2009 Performance Measures under the 2009 Motorola Incentive Plan, incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 8-K filed on March 20, 2009 (File No. 1-7221).

(d)(1)(CC)	Motorola Long-Range Incentive Plan (LRIP) of 2009, incorporated by reference to Exhibit 10.3 to Motorola’s Form 8-K filed on March 20, 2009 (File No. 1-7221).

(d)(1)(DD)	2009 Performance Measures under the Motorola Long Range Incentive Plan of 2009, incorporated by reference to Exhibit 10.4 to Motorola’s Form 8-K filed on March 20, 2009 (File No. 1-7221).

(d)(1)(EE)	Motorola Elected Officers Supplementary Retirement Plan, as amended through May 8, 2007, incorporated by reference to Exhibit No. 10.29 to Motorola’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007 (File No. 1-7221).

(d)(1)(FF)	First Amendment to the Motorola Elected Officers Supplementary Retirement Plan, adopted December 15, 2008, incorporated by reference to Exhibit 10.1 to Motorola’s Report on Form 8-K filed on December 17, 2008 (File No. 1-7221).

Exhibit
Number	Description

(d)(1)(GG)	Motorola Management Deferred Compensation Plan, as amended through May 2, 2006 (incorporated by reference to Exhibit No. 10.29 to Motorola’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2006 (File No. 1-7221)).

(d)(1)(HH)	Motorola, Inc. Senior Officer Amended and Restated Change in Control Severance Plan, incorporated by reference to Exhibit 10.44 to Motorola’s Report on Form 10-K for the fiscal year ended December 31, 2008 (File No. 1-7221).

(d)(1)(II)	Motorola, Inc. Executive Severance Plan, as amended through December 31, 2008, Effective October 1, 2008, incorporated by reference to Exhibit 10.45 to Motorola’s Report on Form 10-K for the fiscal year ended December 31, 2008 (File No. 1-7221).

(d)(1)(JJ)	Motorola, Inc. Retiree Basic Life Insurance for Elected Officers prior to January 1, 2004 who retire after January 1, 2005 (incorporated by reference to Exhibit 10.36 to Motorola’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (File No. 1-7221)).

(d)(1)(KK)	Arrangement for directors’ fees and retirement plan for non-employee directors (description incorporated by reference from the information under the caption “How Are the Directors Compensated?” of Motorola’s Proxy Statement for the Annual Meeting of Stockholders to be held on May 4, 2009 (“Motorola Proxy Statement”)).

(d)(1)(LL)	Insurance covering non-employee directors and their spouses (including a description incorporated by reference from the information under the caption “Director Retirement Plan and Insurance Coverage” of the Motorola Proxy Statement and to Exhibit 10.57 to Motorola’s Report on Form 10-Q for the fiscal quarter ended March 29, 2008 (File No. 1-7221)).

(d)(1)(MM)	Employment Agreement dated August 27, 2008 by and between Motorola, Inc. and Gregory Q. Brown (incorporated by reference to Exhibit 10.1 to Motorola’s Report on Form 8-K filed on August 29, 2008 (File No. 1-7221)).

(d)(1)(NN)	Amendment made on December 15, 2008 to the Employment Agreement dated August 27, 2008 by and between Motorola, Inc. and Gregory Q. Brown, incorporated by reference to Exhibit 10.50 to Motorola’s Report on Form 10-K for the fiscal year ended December 31, 2008 (File No. 1-7221).

(d)(1)(OO)	Employment Agreement dated August 4, 2008 by and between Motorola, Inc. and Sanjay K. Jha (incorporated by reference to Exhibit 10.1 to Motorola’s Report on Form 8-K filed on August 4, 2008 (File No. 1-7221)).

(d)(1)(PP)	Amendment made on December 15, 2008 to the Employment Agreement dated August 4, 2008 by and between Motorola, Inc. and Sanjay K. Jha, incorporated by reference to Exhibit 10.52 to Motorola’s Report on Form 10-K for the fiscal year ended December 31, 2008 (File No. 1-7221).

(d)(1)(QQ)	Description of Certain Compensatory Arrangements between Motorola, Inc. and Gregory Q. Brown and between Motorola, Inc. and Sanjay K. Jha, as of December 15, 2008, incorporated by reference to Exhibit 10.53 to Motorola’s Report on Form 10-K for the fiscal year ended December 31, 2008, (File No. 1-7221).

Exhibit
Number	Description

(d)(1)(RR)	Amended and Restated Employment Agreement between Thomas J. Meredith and Motorola, Inc. (As Amended January 30, 2008) (incorporated by reference to Exhibit 10.48 to Motorola’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (File No. 1-7221)).

(d)(1)(SS)	Aircraft Time Sharing Agreement dated May 4, 2009, by and between Motorola, Inc. and Gregory Q. Brown, incorporated by reference to Exhibit No. 10.11 to Motorola’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221).

(d)(1)(TT)	Aircraft Time Sharing Agreement dated May 4, 2009, by and between Motorola, Inc. and Sanjay K. Jha, incorporated by reference to Exhibit No. 10.12 to Motorola’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221).

(g)	Not applicable

(h)	Not applicable.

*	Filed herewith